> Exhibit 11- Computation of Earnings Per Share

BRIDGE BANCORP, INC. AND SUBSIDIARY

Unaudited Computation of Per Share Income                    Three months ended
                                                          March 31,      March 31,
                                                              2002           2001
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Net Income                                               $2,007,000     $1,457,000
Common Equivalent Shares:
Weighted Average Common Shares Outstanding                4,137,646      4,214,269
Weighted Average Common Equivalent Shares                    22,820         24,786
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Weighted Average Common and Common Equivalent Shares      4,160,466      4,239,055
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